Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

(the “Company”)

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 29, 2023

(the “Meeting”)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon at the Meeting and the outcome of each vote, all conducted by way of a show of hands:

Resolutions presented at Meeting:

Result of Vote
1.	Appointment of Reliant CPA PC as auditor of the Company and the authorization of the directors to fix their remuneration	Approved
2.	Fixing of the number of directors at eight	Approved
3.	Election of the following persons as directors of the Company:	Approved

●	Yftah Ben Yaackov
●	Marcel (Moti) Maram
●	Avner Tal
●	Gabi Kabazo
●	Harold Wolkin
●	Stefania Szabo
●	Niv Shirazi
●	Carmel Zigdon

4.	Approval of the Company’s proposed 10% rolling stock option plan (the “Plan”) and all unallocated options, rights and other entitlements under the Plan	Approved
5.	Approval of the Company’s proposed restricted share unit plan (the “RSU Plan”) and all unallocated options, rights and other entitlements under the RSU Plan	Approved

DATED: May 29, 2023

BYND CANNASOFT ENTERPRISES INC.

Per:	“Gabi Kabazo”
Gabi Kabazo
Chief Financial Officer